-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            -----------------------

                                  FORM 12b-25

                                                  Commission File Number 0-19862
                                                                         -------

                          NOTIFICATION OF LATE FILING

(CHECK ONE):  [   ] Form 10-K   [  ] Form 11-K   [  ] Form 20-F
              [ X ] Form 10-Q   [  ] Form N-SAR

For Period Ended:           SEPTEMBER 30, 1996
                 --------------------------------------------------------------

[  ] Transition Report on Form 10-K         [  ] Transition Report on 10-Q
[  ] Transition Report on Form 20-F         [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended :
                                  ---------------------------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                       PART I--REGISTRANT INFORMATION

Full name of registrant     MEMOREX TELEX N.V.
                        -------------------------------------------------------

Former name if applicable

-------------------------------------------------------------------------------

Address of principal executive office  (Street and number)
                            545 EAST JOHN CARPENTER FREEWAY
-------------------------------------------------------------------------------

City, State and Zip Code    IRVING, TEXAS  75062
-------------------------------------------------------------------------------

                     PART II--RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    [ X ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion therof will be filed on or before 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [  ]   (c) The accountant's statement or other exhibit required by Rule
12b-25(c) has been attached if applicable.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    ON OCTOBER 15, 1996, MEMOREX TELEX N.V. ("THE COMPANY") ANNOUNCED THAT ITS U.S. OPERATION HAD FILED FOR PROTECTION UNDER CHAPTER 11 OF THE U.S. BANKRUPTCY CODE WITH THE INTENT TO SELL THE U.S. OPERATIONS. ON NOVEMBER 1, 1996, THE COMPANY ANNOUNCED THAT THE U.S. BANKRUPTCY COURT HAD APPROVED THE SALE OF SUBSTANTIALLY ALL OF ITS U.S. OPERATIONS. THE SALES ARE EXPECTED TO BE COMPLETED BY NOVEMBER 15, 1996.

    ADDITIONALLY, THE COMPANY HAS SECURED ADDITIONAL INTERIM DEBTOR IN POSSESSION FINANCING TO ASSURE CONTINUED OPERATIONS DURING THE COMPLETION OF THE SALES AND FOR THE WIND DOWN OF THE U.S. OPERATIONS.

    THE COMPANY PLANS TO REORGANIZE AROUND ITS REMAINING OPERATIONS OUTSIDE OF THE U.S. THE BANKRUPTCY FILING BY THE U.S. OPERATION IS AN EVENT OF DEFAULT UNDER THE COMPANY'S $100 MILLION RESTRUCTURED CREDIT FACILITY. THE COMPANY BELIEVES THE PROCEEDS FROM THE SALE OF THE U.S. OPERATION WILL NOT CURE THE EVENT OF DEFAULT UNDER THE CREDIT FACILITY. DISCUSSIONS ARE ONGOING WITH THE LENDERS OF THE CREDIT FACILITY.

    THE COMPANY HAS DETERMINED IT NEEDS AN ADDITIONAL PERIOD OF TIME NOT TO EXCEED THE FIFTH CALENDAR DAY FOLLOWING THE PRESCRIBED DUE DATE OF NOVEMBER 14, 1996, TO ASCERTAIN THE IMPACT OF THE AFOREMENTIONED EVENTS UPON ITS FINANCIAL DISCLOSURES.

                         PART IV--OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         DAVID J. FAULKNER                (972)            444-3500
-------------------------------------------------------------------------------
              (Name)                   (Area code)    (Telephone number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                        [ X]  Yes   [  ]  No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [  ]  Yes   [ X ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                              MEMOREX TELEX N.V.
-------------------------------------------------------------------------------
              (Name of registrant as specified in its charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date        NOVEMBER 15, 1996        By
     ------------------------------     ---------------------------------------
                                                 (David J. Faulkner)
                                                  Managing Director
                                               Chief Financial Officer